Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at September 30, 2020 and December 31, 2019 and
for the three and nine months ended September 30, 2020 and 2019

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Sep. 30, 2020	Dec. 31, 2019
Assets
Non-current assets
Investment properties	3	$73,246	$75,511
Equity accounted investments	4	19,573	20,764
Property, plant and equipment	5	4,980	7,278
Goodwill	6	1,019	1,041
Intangible assets	7	930	1,162
Other non-current assets	8	2,890	2,326
Loans and notes receivable		209	272
Total non-current assets		102,847	108,354
Current assets
Loans and notes receivable		128	57
Accounts receivable and other	9	1,713	1,407
Cash and cash equivalents		1,803	1,438
Total current assets		3,644	2,902
Assets held for sale	10	1,757	387
Total assets		$108,248	$111,643

Liabilities and equity
Non-current liabilities
Debt obligations	11	$44,042	$46,565
Capital securities	12	2,976	3,000
Other non-current liabilities	14	1,805	2,162
Deferred tax liabilities		2,615	2,515
Total non-current liabilities		51,438	54,242
Current liabilities
Debt obligations	11	10,506	8,825
Capital securities	12	61	75
Accounts payable and other liabilities	15	3,979	3,426
Total current liabilities		14,546	12,326
Liabilities associated with assets held for sale	10	825	140
Total liabilities		66,809	66,708
Equity
Limited partners	16	11,707	13,274
General partner	16	4	4
Preferred equity	16	699	420
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	16, 17	12,326	13,200
Limited partnership units of Brookfield Office Properties Exchange LP	16, 17	74	87
FV LTIP units of the Operating Partnership	16, 17	51	35
Class A shares of Brookfield Property REIT Inc. (“BPYU”)	16, 17	1,127	1,930
Interests of others in operating subsidiaries and properties	17	15,451	15,985
Total equity		41,439	44,935
Total liabilities and equity		$108,248	$111,643

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit amounts)	Note	2020	2019	2020	2019
Commercial property revenue	18	$1,370	$1,380	$4,075	$4,240
Hospitality revenue	19	175	472	591	1,466
Investment and other revenue	20	91	165	307	410
Total revenue		1,636	2,017	4,973	6,116
Direct commercial property expense	21	543	481	1,468	1,482
Direct hospitality expense	22	134	295	530	921
Investment and other expense		5	—	18	10
Interest expense		642	738	1,950	2,194
Depreciation and amortization	23	83	86	253	256
General and administrative expense	24	205	214	596	656
Total expenses		1,612	1,814	4,815	5,519
Fair value (losses) gains, net	25	(156)	449	(1,269)	(273)
Share of net (losses) earnings from equity accounted investments	4	76	409	(717)	1,499
(Loss) income before income taxes		(56)	1,061	(1,828)	1,823
Income tax expense	13	79	191	192	217
Net (loss) income		$(135)	$870	$(2,020)	$1,606

Net (loss) income attributable to:
Limited partners		$(107)	$218	$(919)	$418
General partner		—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		(109)	218	(923)	427
Limited partnership units of Brookfield Office Properties Exchange LP		(1)	2	(6)	3
FV LTIP units of the Operating Partnership		—	—	(3)	—
Class A shares of Brookfield Property REIT Inc.		(12)	36	(117)	86
Interests of others in operating subsidiaries and properties		94	396	(52)	672
Total		$(135)	$870	$(2,020)	$1,606

Net (loss) income per LP Unit:
Basic	16	$(0.24)	$0.46	$(1.98)	$0.90
Diluted	16	$(0.24)	$0.46	$(1.98)	$0.90

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive (Loss) Income

Unaudited		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	Note	2020	2019	2020	2019
Net (loss) income		$(135)	$870	$(2,020)	$1,606
Other comprehensive (loss) income	27
Items that may be reclassified to net income:
Foreign currency translation		353	(308)	100	(231)
Cash flow hedges		68	17	(9)	(23)
Equity accounted investments		8	(16)	(70)	(67)
Items that will not be reclassified to net income:
Securities - fair value through other comprehensive income ("FVTOCI")		6	(6)	31	(5)
Share of revaluation surplus on equity accounted investments		(14)	—	(231)	—
Remeasurement of defined benefit obligations		—	—	(1)	(1)
Revaluation surplus		(13)	—	(268)	—
Total other comprehensive (loss)		408	(313)	(448)	(327)
Total comprehensive (loss) income		$273	$557	$(2,468)	$1,279

Comprehensive (loss) income attributable to:
Limited partners
Net (loss) income		$(107)	$218	$(919)	$418
Other comprehensive (loss) income		153	(103)	(75)	(114)
		46	115	(994)	304
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net (loss) income		(109)	218	(923)	427
Other comprehensive (loss) income		154	(106)	(74)	(117)
		45	112	(997)	310
Limited partnership units of Brookfield Office Properties Exchange LP
Net (loss) income		(1)	2	(6)	3
Other comprehensive (loss) income		1	(1)	—	(1)
		—	1	(6)	2
FV LTIP units of the Operating Partnership
Net (loss) income		—	—	(3)	—
Other comprehensive (loss) income		1	—	—	—
		1	—	(3)	—
Class A shares of Brookfield Property REIT Inc.
Net (loss) income		(12)	36	(117)	86
Other comprehensive (loss) income		21	(22)	(9)	(24)
		9	14	(126)	62
Interests of others in operating subsidiaries and properties
Net income		94	396	(52)	672
Other comprehensive (loss) income		78	(81)	(290)	(71)
		172	315	(342)	601
Total comprehensive (loss) income		$273	$557	$(2,468)	$1,279

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total limited partners equity	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total general partner equity	Total preferred equity	Redeemable / exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	FV LTIP units of the Operating Partnership	Class A shares of Brookfield Property REIT Inc.	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2019	$9,257	$2,539	$1,960	$(482)	$13,274	$4	$2	$(1)	$(1)	$4	$420	$13,200	$87	$35	$1,930	$15,985	$44,935
Net (loss) income	—	(919)	—		(919)	—	—	—	—	—	—	(923)	(6)	(3)	(117)	(52)	(2,020)
Other comprehensive (loss)	—	—	—	(75)	(75)	—	—	—	—	—	—	(74)	—	—	(9)	(290)	(448)
Total comprehensive (loss)	—	(919)	—	(75)	(994)	—	—	—	—	—	—	(997)	(6)	(3)	(126)	(342)	(2,468)
Distributions	—	(437)	—	—	(437)	—	—	—	—	—	—	(435)	(3)	(2)	(55)	(529)	(1,461)
Preferred distributions	—	(14)	—	—	(14)	—	—	—	—	—	—	(15)	—	—	(2)	—	(31)
Issuance / repurchase of interests in operating subsidiaries	(741)	(215)	772	(56)	(240)	—	—	—	—	—	279	221	—	4	(136)	337	465
Exchange of exchangeable units	1	—	1	—	2	—	—	—	—	—	—	1	(3)	—	—	—	—
Conversion of Class A shares of Brookfield Property REIT Inc.	160	—	177	—	337	—	—		—	—	—	—	—	—	(338)	—	(1)
Change in relative interests of non-controlling interests	—	—	(193)	(28)	(221)	—	—	—	—	—	—	351	(1)	17	(146)	—	—
Balance as at Sep. 30, 2020	$8,677	$954	$2,717	$(641)	$11,707	$4	$2	$(1)	$(1)	$4	$699	$12,326	$74	$51	$1,127	$15,451	$41,439

Balance as at Dec. 31, 2018	$8,987	$2,234	$1,657	$(525)	$12,353	$4	$2	$(2)	$—	$4	$—	$12,740	$96	$—	$3,091	$18,456	$46,740
Net income	—	418	—	—	418	—	—	—	—	—	—	427	3	—	86	672	1,606
Other comprehensive income	—	—	—	(114)	(114)	—	—	—	—	—	—	(117)	(1)	—	(24)	(71)	(327)
Total comprehensive income	—	418	—	(114)	304	—	—	—	—	—	—	310	2	—	62	601	1,279
Distributions	—	(427)	—	—	(427)	—	—	—	—	—	—	(435)	(3)	—	(86)	(1,814)	(2,765)
Preferred distributions	—	(6)	—	—	(6)	—	—	—	—	—	—	—	—	—	—	—	(6)
Issuance / repurchase of interest in operating subsidiaries	(369)	29	(45)	—	(385)	—	—	—	—	—	421	(3)	—	4	(103)	(219)	(285)
Exchange of exchangeable units	8	—	2	(1)	9	—	—	—	—	—	—	2	(11)	—	—	—	—
Conversion of Class A shares of Brookfield Property REIT Inc.	663	—	343	—	1,006	—	—	—	—	—	—	—	—	—	(1,006)	—	—
Change in relative interest of non-controlling interests	—	—	(18)	(37)	(55)	—	—	—	—	—	—	70	—	29	(44)	—	—
Balance as at Sep. 30, 2019	$9,289	$2,248	$1,939	$(677)	$12,799	$4	$2	$(2)	$—	$4	$421	$12,684	$84	$33	$1,914	$17,024	$44,963

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Nine Months Ended Sep. 30,
(US$ Millions)	Note	2020	2019
Operating activities
Net (loss) income		$(2,020)	$1,606
Share of equity accounted losses (earnings), net of distributions		1,147	(1,170)
Fair value losses (gains), net	25	1,269	273
Deferred income tax expense	13	159	128
Depreciation and amortization	23	253	256
Working capital and other		132	(462)
		940	631
Financing activities
Debt obligations, issuance		9,308	14,757
Debt obligations, repayments		(7,524)	(12,799)
Capital securities redeemed		(13)	(420)
Preferred equity issued		279	421
Non-controlling interests, issued		317	1,423
Non-controlling interests, purchased		(30)	(15)
Repayment of lease liabilities		(16)	(11)
Issuances to limited partnership unitholders		430	13
Issuances to redeemable/exchangeable and special limited partnership unitholders		225	—
Limited partnership units, repurchased		(662)	(381)
Class A shares of Brookfield Property REIT Inc., repurchased		(136)	(102)
Distributions to non-controlling interests in operating subsidiaries		(529)	(1,781)
Preferred distributions		(31)	—
Distributions to limited partnership unitholders		(437)	(427)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(435)	(435)
Distributions to holders of Brookfield Office Properties Exchange LP units		(3)	(3)
Distributions to holders of FV LTIP units of the Operating Partnership		(2)	—
Distributions to holders of Class A shares of Brookfield Property REIT Inc.		(55)	(86)
		686	154
Investing activities
Acquisitions
Investment properties		(1,710)	(2,902)
Property, plant and equipment		(116)	(296)
Equity accounted investments		(374)	(523)
Financial assets and other		(783)	(1,560)
Dispositions
Investment properties		678	2,210
Property, plant and equipment		30	11
Equity accounted investments		75	967
Financial assets and other		1,023	1,278
Disposition of subsidiaries		—	43
Cash impact of deconsolidation and reclassification to assets held for sale		(37)	(1,132)
Restricted cash and deposits		(29)	(15)
		(1,243)	(1,919)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		383	(1,134)
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(18)	(13)
Balance, beginning of period		1,438	3,288
Balance, end of period		$1,803	$2,141

Supplemental cash flow information
Cash paid for:
Income taxes		$79	$205
Interest (excluding dividends on capital securities)		$1,792	$2,293
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole direct investments are a 49% managing general partnership units (“GP Units” or “GP”) interest in Brookfield Property L.P. (the “operating partnership”) and an interest in BP US REIT LLC, which hold the partnership’s interest in commercial and other income producing property operations. The GP Units provide the partnership with the power to direct the relevant activities of the operating partnership.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) are listed and publicly traded on the Nasdaq Stock Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the symbols “BPY” and “BPY.UN”, respectively.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a)Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, have been omitted or condensed.

These condensed consolidated financial statements as of and for the three and nine months ended September 30, 2020 were approved and authorized for issue by the Board of Directors of the partnership on November 5, 2020.
b)Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2019, except for accounting standards adopted as identified in Note 2(c) below. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2019.

The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)Adoption of Accounting Standards: COVID-19 Related Rent Concessions, Amendment to IFRS 16 – Leases (“IFRS 16 Amendment”)
The partnership early adopted the IFRS 16 Amendment as of April 1, 2020. The IFRS 16 Amendment provides the partnership as lessee only with an optional exemption from assessing whether rent concessions related to COVID-19 meeting certain conditions are lease modifications. Such qualifying rent concessions are accounted for as if they are not lease modifications, generally resulting in the effects of rent abatements being recognized as variable lease payments. The Partnership has applied the practical expedient to all such qualifying rent concessions. The adoption of the IFRS 16 Amendment did not have a material impact on the results of the partnership.

d)Estimates
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Summary of Significant Accounting Policies, to the partnership’s consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2020.

Prior to the end of the first quarter, there was a global outbreak of a new strain of coronavirus, COVID-19, which prompted certain responses from global government authorities across the various geographies in which the partnership owns and operates investment properties (“global economic shutdown” or “the shutdown”). Such responses, have included mandatory temporary closure of, or imposed limitations on, the operations of certain non-essential properties and businesses including office properties and retail malls and associated businesses which operate within these properties such as retailers and restaurants. In addition, shelter-in-place mandates and severe travel restrictions have had a significant adverse impact on consumer spending and demand in the near term. These negative economic indicators, restrictions and closure have created significant estimation uncertainty in the determination of the fair value of investment properties as of September 30, 2020. Due to uncertainty surrounding COVID-19, the volatility of current markets, pace and size of government policy responses and the lack of private market transactions, for the current period, we did not make holistic changes to our discount rates and/or terminal capitalization rates on any of our sectors, but rather an asset-by-asset view of risk and long-term value was applied in consideration of a reduction in cashflows in our models. See Note 3, Investment Properties for further information. Management also considered changes to risk-free borrowing rates in consideration of risk applied in our models.

NOTE 3. INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the nine months ended September 30, 2020 and the year ended December 31, 2019:

	Nine months ended Sep. 30, 2020			Year ended Dec. 31, 2019
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of period	$71,565	$3,946	$75,511	$76,014	$4,182	$80,196
Changes resulting from:
Property acquisitions	557	81	638	6,797	246	7,043
Capital expenditures	838	662	1,500	1,540	1,229	2,769
Accounting policy change(1)	—	—	—	704	22	726
Property dispositions(2)	(721)	(21)	(742)	(742)	(37)	(779)
Fair value gains (losses), net	(1,259)	185	(1,074)	301	557	858
Foreign currency translation	(703)	(122)	(825)	69	72	141
Transfer between commercial properties and commercial developments	2,339	(2,339)	—	354	(354)	—
Impact of deconsolidation due to loss of control(3)	—	—	—	(10,701)	(798)	(11,499)
Reclassifications to assets held for sale and other changes	(1,758)	(4)	(1,762)	(2,771)	(1,173)	(3,944)
Balance, end of period(4)	$70,858	$2,388	$73,246	$71,565	$3,946	$75,511
(1)The prior year primarily includes the impact of the adoption of IFRS 16, Leases (“IFRS 16”) through the recognition of right-of-use (“ROU”) assets.
(2)Property dispositions represent the fair value on date of sale.
(3)The prior year primarily includes the impact of the deconsolidation of Brookfield Strategic Real Estate Partners III (“BSREP III”) investments. See below for further information.
(4)Includes right-of-use commercial properties and commercial developments of $737 million and $9 million, respectively, as of September 30, 2020. Current lease liabilities of $45 million have been included in accounts payable and other liabilities and non-current lease liabilities of $711 million have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. Except for the impacts of the shutdown which are discussed below, there are currently no other known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on quarterly valuations prepared by external valuation professionals. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

2020 Conditions
Global Economic Shutdown
The COVID-19 pandemic has spread globally, and actions taken in response to COVID-19 have interrupted business activities and supply chains; disrupted travel; contributed to significant volatility in the financial markets, resulting in a general decline in equity prices and lower interest rates; impacted social conditions; and adversely impacted local, regional, national and international economic conditions, as well as the labor markets. The shutdown did not materially impact the partnership’s commercial property revenue earned in the quarter. Future revenues and cash flows produced by these operating properties are more uncertain than normal as a result of the rapid impact to the global economy in response to measures put in place to control the pandemic. The partnership has adjusted cash flow assumptions for its estimate of near term disruptions to cash flows to reflect collections, vacancy and assumptions on new leasing.

We undertook a process to assess the appropriateness of the discount and terminal capitalization rates considering changes to property-level cash flows and any risk premium inherent in such cash flow changes as well as the current cost of capital and credit spreads. These considerations led us to make some discount rate and capitalization rate changes to certain of our assets, mostly within our Core Retail portfolio for assets where we have more exposure to anchor tenants who have recently filed for bankruptcy. As we learn more about the mid- and longer-term impacts of the pandemic on our business we will update our valuation models accordingly.

2019 Transactions
BSREP III deconsolidation
In the first quarter of 2019, BSREP III held its final close with total equity commitments of $15 billion. Prior to final close, the partnership had committed to 25%, or a controlling interest in the fund and as a result, had previously consolidated the investments made to date. Upon final close, on January 31, 2019, the partnership reduced its commitment to $1.0 billion, representing a 7% non-voting position. As a result, the partnership lost control and deconsolidated its investment in the fund, which, at the time, primarily consisted of Forest City Realty Trust (“Forest City”) and 660 Fifth Avenue. The partnership recognizes its investment in BSREP III as a financial asset, initially recognized at fair value and remeasured on each reporting date through fair value gain or loss. As a result of the deconsolidation, investment properties decreased by $11,499 million, equity accounted investments decreased by $1,434 million, property, plant and equipment decreased by $789 million and debt obligations decreased by $13,601 million.

Adoption of IFRS 16
The impact of the January 1, 2019 adoption of IFRS 16 resulted in the recognition of ROU investment properties of $726 million. Fair value gains (loss) related to IFRS 16 ROU assets for the nine months ended September 30, 2020 was $(15) million (2019 - $(1) million). As of September 30, 2020, ROU investment properties was $746 million (December 31, 2019 - $752 million).

Valuation Metrics
The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Sep. 30, 2020			Dec. 31, 2019
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Core Office
United States	Discounted cash flow	6.9%	5.6%	12	7.0%	5.6%	12
Canada	Discounted cash flow	5.9%	5.2%	10	5.9%	5.2%	10
Australia	Discounted cash flow	6.6%	5.7%	10	6.8%	5.9%	10
Europe	Discounted cash flow	5.2%	3.8%	10	4.6%	4.1%	11
Brazil	Discounted cash flow	7.6%	7.0%	10	7.9%	7.4%	10
Core Retail	Discounted cash flow	6.9%	5.4%	10	6.7%	5.4%	10
LP Investments- Office	Discounted cash flow	9.7%	7.1%	7	10.0%	7.3%	7
LP Investments- Retail	Discounted cash flow	8.8%	7.0%	10	8.8%	7.3%	10
Mixed-use	Discounted cash flow	7.3%	5.2%	10	7.6%	5.4%	10
Logistics(1)	Direct capitalization	—%	n/a	n/a	5.8%	n/a	10
Multifamily(1)	Direct capitalization	4.9%	n/a	n/a	5.1%	n/a	n/a
Triple Net Lease(1)	Direct capitalization	6.2%	n/a	n/a	6.3%	n/a	n/a
Self-storage(1)	Direct capitalization	—%	n/a	n/a	5.6%	n/a	n/a
Student Housing(1)	Direct capitalization	4.9%	n/a	n/a	5.8%	n/a	n/a
Manufactured Housing(1)	Direct capitalization	5.5%	n/a	n/a	5.5%	n/a	n/a
(1)     The valuation method used to value multifamily, triple net lease, self-storage, student housing, logistics and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Fair Value Measurement
The following table presents the partnership’s investment properties measured at fair value in the condensed consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(i), Summary of Significant Accounting Policies: Fair value measurement, in the consolidated financial statements as of December 31, 2019:

	Sep. 30, 2020				Dec. 31, 2019
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Core Office
United States	$—	$—	$14,474	$704	$—	$—	$15,213	$535
Canada	—	—	4,485	323	—	—	4,633	173
Australia	—	—	2,175	334	—	—	1,881	419
Europe	—	—	2,373	156	—	—	936	1,931
Brazil	—	—	282	—	—	—	361	—
Core Retail	—	—	21,023	—	—	—	21,561	—
LP Investments
LP Investments- Office	—	—	8,041	736	—	—	8,054	702
LP Investments- Retail	—	—	2,705	—	—	—	2,812	—
Hospitality	—	—	55	—	—	—	—	—
Mixed-Use	—	—	2,880	—	—	—	2,703	—
Logistics	—	—	—	—	—	—	84	10
Multifamily	—	—	2,708	—	—	—	2,937	—
Triple Net Lease	—	—	4,451	—	—	—	4,508	—
Self-storage	—	—	—	—	—	—	991	16
Student Housing	—	—	2,618	135	—	—	2,445	160
Manufactured Housing	—	—	2,588	—	—	—	2,446	—
Total	$—	$—	$70,858	$2,388	$—	$—	$71,565	$3,946

Fair Value Sensitivity
The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties for the nine months ended September 30, 2020, for properties valued using the discounted cash flow or direct capitalization method, respectively:

Sep. 30, 2020
(US$ Millions)	Impact on fair value of commercial properties
Core Office
United States	729
Canada	224
Australia	150
Europe	145
Brazil	2
Core Retail	1,100
LP Investments
LP Investments- Office	360
LP Investments- Retail	112
Mixed-use	134
Logistics	—
Multifamily	124
Triple Net Lease	166
Self-storage	—
Student Housing	116
Manufactured Housing	113
Total	$3,475

NOTE 4. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Joint ventures hold individual commercial properties, hotels, and portfolios of commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. Details of the partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

			Proportion of ownership interests		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Sep. 30, 2020	Dec. 31, 2019	Sep. 30, 2020	Dec. 31, 2019
Joint Ventures
Canary Wharf Joint Venture(1)	Property holding company	United Kingdom	50%	50%	$3,340	$3,578
Manhattan West, New York	Property holding company	United States	56%	56%	1,935	1,918
Ala Moana Center, Hawaii	Property holding company	United States	50%	50%	1,868	1,946
BPYU JV Pool A	Property holding company	United States	50%	50%	1,756	1,882
BPYU JV Pool B	Property holding company	United States	51%	51%	1,160	1,366
Fashion Show, Las Vegas	Property holding company	United States	50%	50%	846	832
Grace Building, New York	Property holding company	United States	50%	50%	784	716
BPYU JV Pool C	Property holding company	United States	50%	50%	710	777
BPYU JV Pool D	Property holding company	United States	48%	48%	577	649
The Grand Canal Shoppes, Las Vegas	Property holding company	United States	50%	50%	417	414
Southern Cross East, Melbourne	Property holding company	Australia	50%	50%	404	466
One Liberty Plaza, New York	Property holding company	United States	51%	51%	384	409
680 George Street, Sydney	Property holding company	Australia	50%	50%	348	340
Baybrook Mall, Texas	Property holding company	United States	51%	51%	268	332
BPYU JV Pool F	Property holding company	United States	51%	51%	262	278
Brookfield D.C. Office Partners LLC ("D.C. Venture"), Washington, D.C.	Property holding company	United States	51%	51%	253	283
The Mall in Columbia, Maryland	Property holding company	United States	50%	50%	251	282
BPYU JV Pool G	Property holding company	United States	68%	68%	247	254
Miami Design District, Florida	Property holding company	United States	22%	22%	234	252
Brookfield Brazil Retail Fundo de Investimento em Participaçõe	Holding company	Brazil	46%	46%	228	335
Other(2)(3)	Various	Various	14% - 55%	14% - 55%	3,047	3,119
					19,319	20,428
Associates
Various	Various	Various	16% -31%	23% - 31%	254	336
					254	336
Total					$19,573	$20,764
(1) Stork Holdco LP is the joint venture through which the partnership acquired Canary Wharf Group plc in London.
(2)Other joint ventures consists of approximately 36 joint ventures.
(3) Other joint ventures includes $70 million related to the Atlantis Paradise Island resort (the “Atlantis”). Refer to Note 5, Property, Plant and Equipment for further information.

2020 Conditions
Due to the market uncertainty from the shutdown, the partnership has made adjustments to its cash flow models for all properties within the partnership’s equity accounted investments to reflect its assumptions with respect to rent collections, potential tenant bankruptcies, anticipated length of closures and travel restrictions. These assumptions considered all information available to the partnership at the time of the valuation. The partnership’s share of fair value losses primarily from the partnership’s Core Retail joint ventures reflects updated cashflow assumptions on a suite-by-suite basis with revised market leasing assumptions, vacancy reserve, downtime, retention assumptions and capital costs. The partnership has updated valuation metrics where necessary to reflect changes in the property level risk profile, most notably where we have concerns with anchor tenants who have recently filed for bankruptcy. Please see Note 3, Investment Properties for further information.

2019 Transactions
In the first quarter of 2019, the deconsolidation of BSREP III resulted in a decrease to equity accounted investments of $1,434 million. Please see Note 3, Investment Properties for further information.

In the fourth quarter of 2019, the partnership acquired its joint venture partners’ incremental interest in Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, and Shops at Merrick Park in Florida, to bring its ownership to 100% and concurrently sold its interest in Bridgewater Commons in New Jersey to the joint venture partner. Prior to the acquisition, the partnership’s joint venture interest was reflected as equity accounted investments. As a result, the partnership gained control of the investments and consolidated its results.

The following table presents the change in the balance of the partnership’s equity accounted investments as of September 30, 2020 and December 31, 2019:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2020	Dec. 31, 2019
Equity accounted investments, beginning of period	$20,764	$22,698
Additions(1)	374	684
Disposals and return of capital distributions	(69)	(764)
Share of net (losses) earnings from equity accounted investments	(717)	1,969
Distributions received	(430)	(470)
Foreign currency translation	(209)	127
Reclassification from (to) assets held for sale(2)	223	(189)
Impact of deconsolidation due to loss of control(3)	—	(1,434)
Other comprehensive income and other(4)	(363)	(1,857)
Equity accounted investments, end of period	$19,573	$20,764
(1)Includes $70 million related to the Atlantis resort due to deconsolidation of the investment in the third quarter of 2020 .
(2)The partnership’s interest in the Diplomat Resort and Spa (“Diplomat”) in Florida was reclassified from assets held for sale in the second quarter of 2020.
(3)The prior year includes the impact of the deconsolidation of BSREP III investments, primarily Forest City. See above for further information.
(4)The partnership acquired an incremental interest in Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, Shops at Merrick Park in Florida and 730 Fifth Avenue in New York during 2019, bringing its ownership in each of the malls to 100%. As a result, the partnership now consolidates its interest in the assets. The partnership also acquired an incremental interest in One and Two London Wall Place in London during 2019. As a result, the partnership now consolidates its interest in the assets.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Sep. 30, 2020			Dec. 31, 2019
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Core Office
United States	Discounted cash flow	6.6%	4.8%	11	6.8%	4.9%	11
Australia	Discounted cash flow	6.3%	5.2%	10	6.5%	5.2%	10
Europe	Discounted cash flow	5.2%	4.8%	10	4.6%	5.0%	10
Core Retail
United States	Discounted cash flow	6.3%	4.9%	10	6.3%	4.9%	10
LP Investments - Office	Discounted cash flow	6.0%	5.3%	10	6.0%	5.3%	10
LP Investments - Retail	Discounted cash flow	7.4%	6.1%	10	7.4%	6.2%	10
Multifamily(1)	Direct capitalization	4.3%	n/a	n/a	5.3%	n/a	n/a
(1)The valuation method used to value multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Sep. 30, 2020	Dec. 31, 2019
Non-current assets	$76,734	$75,715
Current assets	5,235	4,386
Total assets	81,969	80,101
Non-current liabilities	31,435	30,093
Current liabilities	8,433	5,786
Total liabilities	39,868	35,879
Net assets	42,101	44,222
Partnership’s share of net assets	$19,573	$20,764

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Revenue	$998	$1,241	$3,272	$3,783
Expenses	719	789	2,269	2,474
Income from equity accounted investments(1)	22	53	49	115
Income before fair value gains, net	301	505	1,052	1,424
Fair value (losses) gains, net	(129)	361	(2,400)	1,543
Net (loss) income	172	866	(1,348)	2,967
Partnership’s share of net (losses) earnings	$76	$409	$(717)	$1,499
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

NOTE 5. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets such as Center Parcs UK, a portfolio of extended-stay hotels in the U.S. and a hotel at International Financial Center (“IFC Seoul”).

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	5 to 50+
Land improvements	14 to 15
Furniture, fixtures and equipment	2 to 15

In the first half of 2020, the hospitality sector had the most immediate and acute impact from the shutdown as the majority of the partnership’s hospitality investments were closed, and currently remain closed or are operating a reduced occupancy, either as a result of mandatory closure orders from various government authorities or due to severe travel restrictions. As a result of these closures, the partnership identified impairment indicators and performed impairment tests for each of the partnership’s hospitality investments based on revised cash flows and valuation metrics. For the three and nine months ended September 30, 2020, the partnership recognized impairment of its property, plant and equipment of $29 million and $246 million, respectively, of which nil and $179 million, respectively, relates to the Atlantis prior to deconsolidation of the investment. The impairment was recorded as a reduction in the revaluation surplus included in other comprehensive income.

In the third quarter of 2020, the partnership completed the recapitalization of the Atlantis with a consortium of investors who made a total commitment of $300 million in the form of preferred equity. The partnership committed to 41.5% of the total commitment, of which $54 million is unfunded as of September 30, 2020. An affiliate of Brookfield Asset Management committed to 41.5% and the remaining 17% was committed by third party investors. In connection with the recapitalization, the partnership and the affiliate of Brookfield Asset Management were granted equal approval rights which resulted in a change of control. The partnership deconsolidated its investment in the Atlantis and now accounts for its interest under the equity method (refer to Note 4, Equity Accounted Investments). The fair value of the equity accounted investment has been determined on a provisional basis as of September 30, 2020. The partnership recognized a gain on loss of control of $62 million in fair value gains, net.

The following table presents the change to the components of the partnership’s hospitality assets for the nine months ended September 30, 2020 and for the year ended December 31, 2019:

(US$ Millions)	Sep. 30, 2020	Dec. 31, 2019
Cost:
Balance at the beginning of period	$7,246	$7,461
Accounting policy change(1)	—	122
Additions	127	387
Disposals	(73)	(52)
Foreign currency translation	(68)	98
Impact of deconsolidation due to loss of control and other(2)	(1,899)	(770)
	5,333	7,246
Accumulated fair value changes:
Balance at the beginning of period	1,343	1,049
Revaluation (losses) gains, net(3)	(227)	301
Impact of deconsolidation due to loss of control and other(2)	(726)	(7)
Disposals	13	—
Provision for impairment(3)	(15)	—
Foreign currency translation	(6)	—
	382	1,343
Accumulated depreciation:
Balance at the beginning of period	(1,311)	(1,004)
Depreciation	(243)	(329)
Disposals	23	30
Foreign currency translation	6	(15)
Impact of deconsolidation due to loss of control and other(2)	790	7
	(735)	(1,311)
Total property, plant and equipment	$4,980	$7,278
(1)The prior year includes the impact of the adoption of IFRS 16 through the recognition of right-of-use assets.
(2)The prior year includes the impact of the deconsolidation of BSREP III investments. See Note 3, Investment Properties for further information. The current year includes the impact of deconsolidation of the Atlantis.
(3)The current year impairment losses were recorded in revaluation losses, net in other comprehensive income and fair value (losses) gains, net in the income statement, which was a result of the impairment tests performed on each of the partnership’s hospitality investments from the impact of the shutdown as discussed above.

NOTE 6. GOODWILL
Goodwill of $1,019 million at September 30, 2020 (December 31, 2019 - $1,041 million) is primarily attributable to Center Parcs UK and IFC Seoul. The partnership normally performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

The partnership tested the goodwill attributed to Center Parcs for impairment and trademark assets as of September 30, 2020 as a result of intermittent closures and occupancy restrictions in place due to the shutdown as well as subsequent closures in October 2020. Based on the impairment test, no impairment was recorded as the recoverable amount of the cash-generating unit of $4,382 million exceeded the carrying value of the cash-generating unit of $4,105 million. The recoverable amount was determined based on a value-in-use approach based on a terminal capitalization rate of 7.8% and a discount rate of 9.8%.

NOTE 7. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the condensed consolidated balance sheets. These intangible assets primarily represent the trademark assets related to Center Parcs UK.

The trademark assets of Center Parcs UK had a carrying amount of $930 million as of September 30, 2020 (December 31, 2019 - $956 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs UK is not subject to technological obsolescence or commercial innovations in any material way.

At September 30, 2020, intangible assets of the Atlantis had a carrying value of nil (December 31, 2019 - $205 million) due to deconsolidation of the investment. Refer to Note 4, Equity Accounted Investments and Note 5, Property, Plant and Equipment for further detail.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Management contracts	40
Customer relationships	9
Other	4 to 7

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization expense is recorded as part of depreciation and amortization of non-real estate assets expense.

For the nine months ended September 30, 2020, the partnership recognized an impairment of its intangible assets related to Atlantis of $18 million. The recoverable amount was determined based on a value-in-use approach, which reflected a reduction in estimated operating cash flows as a result of the closure of Atlantis due to the shutdown. The impairment was recorded as a charge through the income statement during the first and second quarters of 2020.

The following table presents the components of the partnership’s intangible assets as of September 30, 2020 and December 31, 2019:

(US$ Millions)	Sep. 30, 2020	Dec. 31, 2019
Cost	$960	$1,265
Accumulated amortization	(30)	(55)
Accumulated impairment losses	—	(48)
Balance, end of period	$930	$1,162

The following table presents a roll forward of the partnership’s intangible assets for the nine months ended September 30, 2020 and the year ended December 31, 2019:

(US$ Millions)	Sep. 30, 2020	Dec. 31, 2019
Balance, beginning of period	$1,162	$1,179
Acquisitions	5	9
Disposals(1)	(185)	—
Amortization	(9)	(12)
Impairment losses	(18)	—
Foreign currency translation	(24)	36
Reclassification to assets held for sale and other(2)	(1)	(50)
Balance, end of period	$930	$1,162
(1)Includes the impact of the deconsolidation of Atlantis. See Note 5, Property, Plant and Equipment.
(2)Includes the impact of the deconsolidation of BSREP III investments. See Note 3, Investment Properties for further information.

NOTE 8. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Sep. 30, 2020	Dec. 31, 2019
Securities - FVTPL	$1,448	$1,250
Derivative assets	17	10
Securities - FVTOCI	85	121
Restricted cash	150	154
Inventory	919	507
Other	271	284
Total other non-current assets	$2,890	$2,326

Securities - FVTPL
Securities - FVTPL consists of its investment in convertible preferred units of a U.S. hospitality operating company. The preferred units earn a fixed cumulative dividend of 7.5% per annum compounding quarterly. Additionally, the partnership receives distributions in additional convertible preferred units of the U.S. hospitality operating company at 5.0% per annum compounding quarterly. In 2019, the partnership purchased an additional $238 million of convertible preferred units of a U.S. hospitality operating company. The carrying value of these convertible preferred units at September 30, 2020 was $433 million (December 31, 2019 - $418 million).

Also included in Securities - FVTPL is the partnership’s investment in BSREP III, which is accounted for as a financial asset following the deconsolidation of its investments in the first quarter of 2019. The carrying value of the BSREP III financial asset at September 30, 2020 was $592 million (December 31, 2019 - $417 million).

NOTE 9. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Sep. 30, 2020	Dec. 31, 2019
Derivative assets	$92	$80
Accounts receivable(1) - net of expected credit loss of $136 million (2019 - $52 million)	831	510
Restricted cash and deposits	314	239
Prepaid expenses	313	278
Other current assets	163	300
Total accounts receivable and other	$1,713	$1,407
(1)     See Note 30, Related Parties, for further discussion

With respect to accounts receivable, the partnership recorded a $93 million loss allowance in commercial property operating expenses for the nine months ended September 30, 2020. As of September 30, 2020, the partnership has collected approximately 96% of third quarter office rents and 68% of third quarter retail rents. While working to preserve profitability and cash flow, the partnership is also working with its tenants regarding requests for lease concessions and other forms of assistance, although the partnership has not actually executed a significant number of agreements as of September 30, 2020. While the partnership anticipates that it may grant further rent concessions, such as the deferral or abatement of lease payments, such rent concession requests are evaluated on a case-by-case basis. Where tenants are expected to be able to meet their lease obligations after concessions have been granted, the allowance for expected credit losses includes only the portion of the expected abatements that is deemed attributable to the current period, considering the weighted average remaining lease terms. Not all requests for rent relief will be granted as the partnership does not intend to forgo its legally enforceable contractual rights that exist under its lease agreements.

NOTE 10. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of September 30, 2020 and December 31, 2019:

(US$ Millions)	Sep. 30, 2020	Dec. 31, 2019
Investment properties	$1,713	$160
Equity accounted investments	—	223
Accounts receivable and other assets	44	4
Assets held for sale	1,757	387
Debt obligations	811	138
Accounts payable and other liabilities	14	2
Liabilities associated with assets held for sale	$825	$140

The following table presents the change to the components of the assets held for sale for the nine months ended September 30, 2020 and the year ended December 31, 2019:

(US$ Millions)	Sep. 30, 2020	Dec. 31, 2019
Balance, beginning of period	$387	$1,004
Reclassification to (from) assets held for sale, net	1,819	3,387
Disposals	(494)	(4,038)
Fair value adjustments	—	14
Foreign currency translation	—	(5)
Other	45	25
Balance, end of period	$1,757	$387

At December 31, 2019, assets held for sale included its equity accounted investment in the Diplomat in Florida, an office asset in California and six triple net lease assets in the United States.

In the first quarter of 2020, the partnership sold an office asset in California and five triple-net lease assets in the U.S within the LP Investments portfolio for net proceeds of approximately $73 million.

In the second quarter of 2020, the partnership sold three triple-net lease assets in the U.S., seven multifamily assets in the U.S., and an office asset in the U.S. for net proceeds of approximately $77 million. Additionally, the Diplomat hotel was reclassified out of assets held for sale into equity accounted investments as the sale is no longer expected to occur in the next 12 months.

In the third quarter of 2020, the partnership sold two triple-net lease assets in the U.S. and an office asset in Brazil for net proceeds of approximately $104 million.

At September 30, 2020, assets held for sale included a self-storage portfolio and eight triple-net lease assets in the U.S. within the LP Investments segment, as well as a Core Office asset in London, as the partnership intends to sell controlling interest in these assets to third parties in the next 12 months.

NOTE 11. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Sep. 30, 2020		Dec. 31, 2019
(US$ Millions)	Weighted-average rate	Debt balance	Weighted-average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	1.76%	929	3.33%	836
Brookfield Property Partners’ corporate bonds	4.14%	1,807	4.25%	1,082
Brookfield Property REIT Inc. term debt	2.90%	3,990	4.17%	4,010
Brookfield Property REIT Inc. senior secured notes	5.75%	945	5.75%	1,000
Brookfield Property REIT Inc. corporate facility	2.40%	920	4.03%	715
Brookfield Property REIT Inc. junior subordinated notes	1.72%	206	3.39%	206
Subsidiary borrowings	1.79%	222	3.27%	202

Secured debt obligations:
Funds subscription credit facilities(1)	2.50%	320	2.83%	57
Fixed rate	4.28%	28,913	4.35%	28,717
Variable rate	3.43%	17,390	4.52%	19,121
Deferred financing costs		(283)		(418)
Total debt obligations		$55,359		$55,528

Current		10,506		8,825
Non-current		44,042		46,565
Debt associated with assets held for sale		811		138
Total debt obligations		$55,359		$55,528
(1)Funds subscription credit facilities are secured by co-investors’ capital commitments.

The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2020-2021, however, approximately 4% of its debt obligations represent non-recourse mortgages where the partnership has suspended contractual payment, and is currently engaging in modification or restructuring discussions with the respective creditors. The partnership is generally seeking relief given the circumstances resulting from the global economic slowdown, and may or may not be successful with these negotiations. If the partnership is unsuccessful, it is possible that certain properties securing these loans could be transferred to the lenders.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

	Sep. 30, 2020			Dec. 31, 2019
(Millions)	U.S. Dollars		Local currency	U.S. Dollars		Local currency
U.S. Dollars	$38,357		$38,357	$39,286		$39,286
British Pounds	6,881		£5,325	6,997		£5,279
Canadian Dollars	4,182	C$	5,570	3,431	C$	4,457
South Korean Won	1,959	₩	2,280,000	1,973	₩	2,280,000
Australian Dollars	1,366	A$	1,907	1,273	A$	1,814
Indian Rupee	2,233	Rs	164,169	2,209	Rs	157,797
Brazilian Reais	335	R$	1,891	480	R$	1,935
Chinese Yuan	22	C¥	150	11	C¥	78
Euros	307		€262	286		€255
Deferred financing costs	(283)			(418)
Total debt obligations	$55,359			$55,528

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2019	Debt obligation issuance, net of repayments	Debt from asset acquisitions	Assumed by purchaser	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Deconsolidation due to loss of control	Other	Sep. 30, 2020
Debt obligations	$55,528	1,784	364	(57)	131	(445)	(1,850)	(96)	$55,359

NOTE 12. CAPITAL SECURITIES
The partnership has the following capital securities outstanding as of September 30, 2020 and December 31, 2019:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Sep. 30, 2020	Dec. 31, 2019
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$582	$574
Series 2	24,000,000	6.50%	552	546
Series 3	24,000,000	6.75%	536	530
Brookfield Office Properties Inc. (“BPO”) Class B Preferred Shares:
Series 1(1)	3,600,000	70% of bank prime	—	—
Series 2(1)	3,000,000	70% of bank prime	—	—
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	842,534	5.25%	22	23
Series 2	556,746	5.75%	10	13
Series 3	789,718	5.00%	15	18
Series 4	594,994	5.20%	11	18
BSREP II RH B LLC (“Manufactured Housing”) Preferred Capital	—	9.00%	249	249
Rouse Properties L.P. (“Rouse”) Series A Preferred Shares	5,600,000	5.00%	142	142
BSREP II Vintage Estate Partners LLC ("Vintage Estate") Preferred Shares	10,000	5.00%	40	40
Capital Securities – Fund Subsidiaries			878	922
Total capital securities			$3,037	$3,075

Current			61	75
Non-current			2,976	3,000
Total capital securities			$3,037	$3,075
(1)BPO Class B Preferred Shares, Series 1 and 2 capital securities are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

Cumulative preferred dividends on the BOP Split Senior Preferred Shares are payable quarterly, as and when declared by BOP Split. On July 6, 2020, BOP Split declared quarterly dividends payable for the BOP Split Senior Preferred Shares.

Capital securities includes $249 million at September 30, 2020 (December 31, 2019 - $249 million) of preferred equity interests held by a third party investor in Manufactured Housing which have been classified as a liability, rather than as a non-controlling interest, due to the fact the holders are entitled to distributions equal to their capital balance plus 9% annual return payable in monthly distributions until maturity in December 2025.

Capital securities also includes $142 million at September 30, 2020 (December 31, 2019 - $142 million) of preferred equity interests held by a third party investor in Rouse which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $40 million at September 30, 2020 (December 31, 2019 - $40 million) of preferred equity interests held by the partnership’s co-investor in Vintage Estate which have been classified as a liability, rather than as non-controlling interest, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividend.

The Capital Securities – Fund Subsidiaries includes $823 million at September 30, 2020 (December 31, 2019 - $860 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in DTLA which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at FVTPL.

Capital Securities – Fund Subsidiaries also includes $55 million at September 30, 2020 (December 31, 2019 - $62 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Venture which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Venture for cash equivalent to the fair value of the interests.

At September 30, 2020, capital securities includes $36 million (December 31, 2019 - $49 million) repayable in Canadian Dollars of C$49 million (December 31, 2019 - C$64 million).

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

			Non-cash changes on capital securities
(US$ Millions)	Dec. 31, 2019	Capital securities redeemed	Fair value changes	Foreign currency translation	Other	Sep. 30, 2020
Capital securities	$3,075	$(13)	$(18)	$—	$(7)	$3,037

NOTE 13. INCOME TAXES
The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The components of income tax expense include the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Current income tax	$(2)	$59	$33	$89
Deferred income tax	81	132	159	128
Income tax expense (benefit)	$79	$191	$192	$217

The partnership’s income tax expense decreased for the three and nine months ended September 30, 2020 as compared to the same period in the prior year primarily due to changes in book income/(loss). This decrease was partially offset by changes in tax legislation and increasing tax rates in certain investments. For the nine months ended September 30, 2020, income tax expense was also partially offset by a reversal of a timing difference resulting from an internal restructuring of how the partnership holds some of its retail investments that occurred in 2019.

NOTE 14. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Sep. 30, 2020	Dec. 31, 2019
Accounts payable and accrued liabilities	$541	$760
Lease liabilities(1)	878	889
Derivative liabilities	275	413
Provisions	93	78
Loans and notes payables	—	18
Deferred revenue	18	4
Total other non-current liabilities	$1,805	$2,162
(1)For the three and nine months ended September 30, 2020, interest expense relating to total lease liabilities (see Note 15, Accounts Payable And Other Liabilities for the current portion) was $15 million and $44 million, respectively (2019 -$14 million and $44 million).

NOTE 15. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Sep. 30, 2020	Dec. 31, 2019
Accounts payable and accrued liabilities	$2,191	$2,537
Loans and notes payable(1)	905	172
Derivative liabilities	353	289
Deferred revenue	436	342
Lease liabilities(2)	54	43
Other liabilities	40	43
Total accounts payable and other liabilities	$3,979	$3,426
(1) See Note 30, Related Parties, for further discussion
(2)See Note 14, Other Non-Current Liabilities for further information on the interest expense related to these liabilities.

NOTE 16. EQUITY
The partnership’s capital structure is comprised of seven classes of partnership units: GP Units, LP Units, redeemable/exchangeable partnership units of the operating partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the operating partnership (“Special LP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”), FV LTIP units of the operating partnership (“FV LTIP Units”) and BPYU Units. In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (“Preferred Equity Units”).

a)General and limited partnership equity
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions and are listed and publicly traded on the Nasdaq and the TSX. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the Redeemable/Exchangeable Partnership Units that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Partnership Units equal to 49% of the total voting power of all outstanding units.

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	General partnership units		Limited partnership units
(Thousands of units)	Sep. 30, 2020	Dec. 31, 2019	Sep. 30, 2020	Dec. 31, 2019
Outstanding, beginning of period	139	139	439,802	424,198
Exchange LP Units exchanged		—	133	425
BPYU Units exchanged	—		11,578	36,316
Distribution Reinvestment Program	—	—	800	257
Issued under unit-based compensation plan	—	—	—	858
LP Units issued	—	—	36,661	—
Repurchase of LP Units	—	—	(55,844)	(22,252)
Outstanding, end of period	139	139	433,130	439,802

b)Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
There were 451,365,017 and 432,649,105 Redeemable/Exchangeable Partnership Units outstanding at September 30, 2020 and December 31, 2019, respectively.

Special limited partnership units
Brookfield Property Special L.P. is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at September 30, 2020 and December 31, 2019.

c)Limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP”)
The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, subject to their terms and applicable law, for LP Units. An Exchange LP Unit provides a holder thereof with economic terms that are substantially equivalent to those of a LP Unit. Subject to certain conditions and applicable law, Exchange LP will have the right, commencing June 9, 2021, to redeem all of the then outstanding Exchange LP Units at a price equal to the 20-day volume-weighted average trading price of an LP Unit plus all declared, payable, and unpaid distributions on such units.

The following table presents changes to the Exchange LP Units from the beginning of the year:

	Limited Partnership Units of Brookfield Office Properties Exchange LP
(Thousands of units)	Sep. 30, 2020	Dec. 31, 2019
Outstanding, beginning of period	2,883	3,308
Exchange LP Units exchanged(1)	(133)	(425)
Outstanding, end of period	2,750	2,883
(1)     Exchange LP Units that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Condensed Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d)FV LTIP Units
The partnership issued FV LTIP Units under the Brookfield Property Partners BPY FV LTIP Unit Plan to certain participants in the third quarter of 2019. Each FV LTIP unit will vest over a period of five years and is redeemable for LP Units, BPYU Units or a cash payment subject to a conversion adjustment. There were 1,913,330 and 1,156,114 FV LTIP Units outstanding at September 30, 2020 and December 31, 2019, respectively.

e)Class A shares of Brookfield Property REIT Inc.
BPYU Units were issued to former GGP Inc. (“GGP”) common shareholders who elected to receive BPYU Units as consideration. Each BPYU Unit is structured to provide an economic return equivalent to an LP Unit. The holder of a BPYU Unit has the right, at any time, to request the unit be redeemed for cash equivalent to the value of an LP Unit. In the event the holder of a BPYU Unit exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with an LP Unit rather than cash. As a result, BPYU Units participate in earnings and distribution on a per unit basis equivalent to the per unit participation of LP Units. The partnership presents BPYU Units as a component of non-controlling interest.

The following table presents changes to the BPYU Units from the beginning of the year:

	Class A shares of Brookfield Property REIT Inc.
(Thousands of units)	Sep. 30, 2020	Dec. 31, 2019
Outstanding, beginning of period	64,025	106,090
BPYU Units exchanged(1)	(11,578)	(36,316)
Repurchases of BPYU Units	(10,782)	(5,724)
BPYU Units vested	82	—
Forfeitures	(4)	(25)
Outstanding, end of period(2)	41,743	64,025
(1)    Represents BPYU Units that have been exchanged for LP Units. Refer to the Condensed Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of BPYU Units.
(2)    In addition, there were 1,418,001 BPYU Units held in treasury as of September 30, 2020.

f)Preferred Equity Units
During the year ended December 31, 2019, the partnership issued 7,360,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at $25.00 per unit at a coupon rate of 6.5% and 10,000,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at $25.00 per unit at a coupon rate of 6.375%. In total $434 million of gross proceeds were raised and $14 million in underwriting and issuance costs were incurred.

During the nine months ended September 30, 2020, the partnership issued 11,500,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at $25.00 per unit at a coupon rate of 5.75%. In total $288 million of gross proceeds were raised and $9 million in underwriting and issuance costs were incurred. At September 30, 2020, Preferred Equity Units had a total carrying value of $699 million (December 31, 2019 - $420 million).

g)Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit information)	2020	2019	2020	2019
Limited Partners	$146	$146	$437	$427
Holders of:
Redeemable/Exchangeable Partnership Units	143	144	430	430
Special LP Units	2	2	5	5
Exchange LP Units	1	1	3	3
FV LTIP Units	1	—	2	—
BPYU Units	15	23	55	86
Total	$308	$316	$932	$951
Per unit(1)	$0.3325	$0.330	$0.9975	$0.990
(1)     Per unit outstanding on the distribution record date.

h)Earnings per unit
The partnership’s net income per LP Unit and weighted average units outstanding are calculated as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except unit information)	2020	2019	2020	2019
Net (loss) income attributable to limited partners	$(107)	$218	$(919)	$418
(Loss) income reallocation related to mandatorily convertible preferred shares	(9)	21	(74)	39
Less: Preferred unit dividends attributable to limited partners	(6)	(5)	(16)	(8)
Net (loss) income attributable to limited partners – basic	(122)	234	(1,009)	449
Dilutive effect of conversion of preferred shares and options	—	—	—	8
Net (loss) income attributable to limited partners – diluted	$(122)	$234	$(1,009)	$457

(in millions of units/shares)
Weighted average number of LP Units outstanding	435.2	437.1	437.8	428.2
Mandatorily convertible preferred shares	70.1	70.1	70.1	70.1
Weighted average number of LP Units - basic	505.3	507.2	507.9	498.3
Dilutive effect of the conversion of preferred shares and options	—	—	—	8.7
Weighted average number of LP units outstanding - diluted	505.3	507.2	507.9	507.0

NOTE 17. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Sep. 30, 2020	Dec. 31, 2019
Redeemable/Exchangeable Partnership Units and Special LP Units(1)	$12,326	$13,200
Exchange LP Units(1)	74	87
FV LTIP Units(1)	51	35
BPYU Units(1)	1,127	1,930
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management	15	15
Preferred equity of subsidiaries	2,997	3,017
Non-controlling interests in subsidiaries and properties	12,439	12,953
Total interests of others in operating subsidiaries and properties	15,451	15,985
Total non-controlling interests	$29,029	$31,237
(1)     Each unit within these classes of non-controlling interest has economic terms substantially equivalent to those of an LP Unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP Unit. The proportion of interests held by holders of the Redeemable/Exchangeable Units and Exchange LP Units changes as a result of issuances, repurchases and exchanges. Consequently, the partnership adjusted the relative carrying amounts of the interests held by limited partners and non-controlling interests based on their relative share of the equivalent LP Units. The difference between the adjusted value and the previous carrying amounts was attributed to current LP Units as ownership changes in the Condensed Consolidated Statement of Changes in Equity.

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Jurisdiction of formation	Sep. 30, 2020	Dec. 31, 2019	Sep. 30, 2020	Dec. 31, 2019
BPO(1)	Canada	—%	—%	$4,692	$4,808
BPR Retail Holdings LLC(2)	United States	—%	—%	1,596	1,787
BSREP CARS Sub-Pooling LLC(3)	United States	74%	71%	1,041	973
BSREP II PBSA Ltd.(3)	Bermuda	75%	75%	864	791
BSREP II MH Holdings LLC(3)	United States	74%	74%	908	773
Center Parcs UK(3)	United Kingdom	73%	73%	539	675
BSREP II Aries Pooling LLC(3)	United States	74%	74%	494	554
BSREP II Retail Upper Pooling LLC(3)	United States	50%	50%	463	541
BSREP II Korea Office Holdings Pte. Ltd.(3)	South Korea	78%	78%	592	484
BSREP India Office Holdings Pte. Ltd.(3)	United States	67%	67%	323	403
Other	Various	33% - 84%	18% - 76%	3,939	4,196
Total				$15,451	$15,985
(1)Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.
(2)Includes non-controlling interests in BPYU subsidiaries.
(3)Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.

NOTE 18. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Base rent	$882	$890	$2,671	$2,861
Straight-line rent	31	24	72	87
Lease termination	6	7	17	28
Other lease income(1)	204	131	561	455
Other revenue from tenants(2)	247	328	754	809
Total commercial property revenue	$1,370	$1,380	$4,075	$4,240
(1)Other lease income includes parking revenue and recovery of property tax and insurance expenses from tenants.
(2)Consists of recovery of certain operating expenses from tenants which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers.

NOTE 19. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Room, food and beverage	$148	$354	$466	$1,092
Gaming, and other leisure activities	27	88	95	283
Other hospitality revenue	—	30	30	91
Total hospitality revenue	$175	$472	$591	$1,466

NOTE 20. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Investment income	$20	$66	$67	$134
Fee revenue	56	67	169	189
Dividend income	2	—	38	3
Interest income and other	12	31	32	76
Participating loan notes	—	1	—	8
Other	1	0	1	0
Total investment and other revenue	$91	$165	$307	$410

NOTE 21. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Property maintenance	$176	$180	$512	$558
Real estate taxes	156	156	464	480
Employee compensation and benefits	39	40	119	128
Lease expense(1)	3	4	11	12
Other(2)	169	101	362	304
Total direct commercial property expense	$543	$481	$1,468	$1,482
(1)Represents the operating expenses relating to variable lease payments not included in the measurement of the lease liability
(2)For the three and nine months ended September 30, 2020, the partnership recorded a $56 million and $93 million (2019 - $12 million and $29 million) loss allowance in commercial property operating expenses, respectively.

NOTE 22. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Employee compensation and benefits	$31	$92	$157	$286
Cost of food, beverage, and retail goods sold	36	72	116	216
Maintenance and utilities	33	37	90	116
Marketing and advertising	3	14	26	53
Other	31	80	141	250
Total direct hospitality expense	$134	$295	$530	$921

NOTE 23. DEPRECIATION AND AMORTIZATION
The components of depreciation and amortization expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Depreciation and amortization of real estate assets	$65	$72	$200	$211
Depreciation and amortization of non-real estate assets(1)	18	14	53	45
Total depreciation and amortization	$83	$86	$253	$256
(1)For the three and nine months ended September 30, 2020, included $2 million and $7 million (2019 - $2 million and $6 million), respectively, of depreciation expense relating to right-of-use property, plant and equipment.

NOTE 24. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Employee compensation and benefits	$95	$90	$292	$272
Management fees	28	40	76	112
Transaction costs	7	11	14	53
Other	75	73	214	219
Total general and administrative expense	$205	$214	$596	$656

NOTE 25. FAIR VALUE GAINS (LOSSES), NET
The components of fair value gains (losses), net, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Commercial properties	$(263)	$476	$(1,259)	$(361)
Commercial developments	3	170	185	457
Incentive fees(1)	—	(13)	(7)	(65)
Financial instruments and other(2)	104	(184)	(188)	(304)
Total fair values (losses) gains, net	$(156)	$449	$(1,269)	$(273)
(1)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.
(2)For the three and nine months ended September 30, 2020, primarily includes a gain on loss of control of Atlantis of $62 million, as well as fair value gains and fair value losses on financial instruments for the three and nine months ended, respectively.

NOTE 26. UNIT-BASED COMPENSATION
The partnership grants options to certain employees under its amended and restated BPY Unit Option Plan (“BPY Plan”). Pursuant to the BPY Plan, options may be settled for the in-the-money amount of the option in LP Units upon exercise. Consequently, options granted to employees under the BPY Plan are accounted for as an equity-based compensation agreement.

During the three and nine months ended September 30, 2020, the partnership incurred $8 million and $20 million (2019 - $8 million and $19 million), respectively, of expense in connection with its unit-based compensation plans.

a)BPY Unit Option Plan
Awards under the BPY Plan (“BPY Awards”) generally vest 20% per year over a period of five years and expire 10 years after the grant date, with the exercise price set at the time such options were granted. Upon exercise of a vested BPY Award, the participant is entitled to receive LP Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date of exercise exceeds the exercise price of the BPY Award. Subject to a separate adjustment arising from forfeitures, the estimated expense is revalued every reporting period using the Black-Scholes model as a result of the cash settlement provisions of the plan for certain employees. In terms of measuring expected life of the BPY Awards with various term lengths and vesting periods, BPY will segregate each set of similar BPY Awards and, if different, exercise price, into subgroups and apply a weighted average within each group.

There were no BPY Awards granted during the period ended September 30, 2020.

i.Equity-settled BPY Awards
The change in the number of options outstanding under the equity-settled BPY Awards at September 30, 2020 and December 31, 2019 is as follows:

	Sep. 30, 2020		Dec. 31, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	19,915,189	$20.58	13,836,213	$20.56
Granted	—	—	—	—
Exercised	—	—	(425,171)	15.06
Expired/forfeited	(887,131)	22.38	(203,978)	21.60
Reclassified(1)	—	—	6,708,125	20.20
Outstanding, end of period	19,028,058	20.49	19,915,189	20.58
Exercisable, end of period	18,440,701	$20.52	11,484,219	$20.56
(1)     Relates to the reclassification of cash-settled options for employees in Canada to equity-settled options subsequent to the amendment of the BPY Plan, which was amended on September 30, 2019.

The following table sets out details of options issued and outstanding at September 30, 2020 and December 31, 2019 under the equity-settled BPY Awards by expiry date:

	Sep. 30, 2020		Dec. 31, 2019
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	—	$—	—	$—
2021	389,800	17.44	389,800	17.44
2022	987,700	18.09	987,700	18.09
2023	1,108,420	16.80	1,108,420	16.80
2024	11,775,394	20.59	11,794,215	20.59
2025	1,923,706	25.18	1,947,979	25.18
2026	2,749,288	19.51	2,793,325	19.51
2027	93,750	22.92	93,750	22.92
2028	—	—	800,000	22.50
Total	19,028,058	$20.49	19,915,189	$20.58

ii.Cash-settled BPY Awards
The change in the number of options outstanding under the cash-settled BPY Awards at September 30, 2020 and December 31, 2019 is as follows:

	Sep. 30, 2020		Dec. 31, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	603,891	$21.55	7,331,416	$20.38
Granted	—	—	—	—
Exercised	—	—	(19,400)	12.63
Expired/forfeited	(6,201)	20.59	—	—
Reclassified(1)	—	—	(6,708,125)	20.20
Outstanding, end of period	597,690	21.58	603,891	21.55
Exercisable, end of period	570,842	$21.67	505,092	$21.48
(1)     Relates to the reclassification of cash-settled options for employees in Canada to equity-settled options subsequent to the amendment of the BPY Plan, which was amended on September 30, 2019.

The following table sets out details of options issued and outstanding at September 30, 2020 and December 31, 2019 under the cash-settled BPY Awards by expiry date:

	Sep. 30, 2020		Dec. 31, 2019
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	—	$—	—	$—
2021	24,000	17.44	24,000	17.44
2022	22,200	17.93	22,200	17.93
2023	28,800	16.80	28,800	16.80
2024	175,415	20.59	175,416	20.59
2025	213,038	25.18	213,038	25.18
2026	134,237	19.51	140,437	19.51
Total	597,690	$21.58	603,891	$21.55

b)Restricted BPY LP Unit Plan
The Brookfield Property Group Restricted BPY LP Unit Plan provides for awards to participants of LP Units purchased on the Nasdaq (“Restricted Units”). Under the Restricted BPY LP Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

As of September 30, 2020, the total number of Restricted Units outstanding was 529,053 (December 31, 2019 - 797,674) with a weighted average exercise price of $19.50 (December 31, 2019 - $19.53).

c)Restricted BPY LP Unit Plan (Canada)
The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five-year hold period, and purchases of units are made on the TSX instead of the Nasdaq.

As of September 30, 2020, the total number of Canadian Restricted Units outstanding was 503,954 (December 31, 2019 - 393,980) with a weighted average exercise price of C$25.36 (December 31, 2019 - C$25.59).

d)Restricted BPYU Unit Plan
The Restricted BPYU Unit Plan provides for awards to participants of BPYU Units purchased on the Nasdaq (“Restricted BPYU Units”). Under the Restricted BPYU Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted BPYU Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

As of September 30, 2020, the total number of Restricted BPYU Units outstanding was 1,899,088 (December 31, 2019 - 357,313) with a weighted average exercise price of $18.84 (December 31, 2019 - $19.22).

e)BPY FV LTIP Unit Plan
The partnership issued FV LTIP Units to certain participants. Each FV LTIP Unit will vest over a period of five years and is redeemable for LP Units, BPYU Units or a cash payment subject to a conversion adjustment.

As of September 30, 2020, the total number of FV LTIP Units was 1,913,330 (December 31, 2019 - 1,156,114) with a weighted average exercise price of $18.75 (December 31, 2019 -$18.87)

f)Deferred Share Unit Plan
In addition to the above, BPO has a deferred share unit plan. At September 30, 2020, BPO has 1,673,035 deferred share units (December 31, 2019 - 1,514,124) outstanding and vested.

g)GGP LTIP Plans
In connection with the GGP acquisition, the partnership issued options under the Brookfield Property Partners BPY Unit Option Plan (GGP) (“GGP Options”) and BPY AO LTIP Units of the operating partnership (“AO LTIP Options”) to certain participants. Each GGP Option will vest within ten years following the original grant date and is redeemable for LP Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date exceeds the exercise price of the BPY Option. Each AO LTIP will vest within ten years of its original grant date and is redeemable for LP Units or a cash payment subject to a conversion adjustment.

As of September 30, 2020, the total number of GGP Options outstanding was 136,662 (December 31, 2019 - 237,881) with a weighted average exercise price of $26.05 (December 31, 2019 - $25.39).

As of September 30, 2020, the total number of AO LTIP Options outstanding was 1,096,033 (December 31, 2019 - 1,657,948) with a weighted average exercise price of $22.53 (December 31, 2019 - $22.51).

NOTE 27. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) consists of the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation (losses) gains in respect of foreign operations	$396	$(487)	$(628)	$(487)
Reclassification of realized foreign currency translation gains to net income on dispositions of foreign operations	—	1	—	27
Gains (losses) on hedges of net investments in foreign operations, net of income taxes for the three and nine months ended Sep. 30, 2020 of nil and nil (2019 – $(3) million and $(3) million)	(43)	174	728	223
Reclassification gains from hedges of net investment in foreign operation to net income on disposition of foreign operations	—	4	—	6
	353	(308)	100	(231)
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended Sep. 30, 2020 of $(2) million and $(8) million (2019 – $(1) million and $(6) million)	68	17	(9)	(23)
	68	17	(9)	(23)
Equity accounted investments
Share of unrealized foreign currency translation gains (losses) in respect of foreign operations	1	(1)	2	(2)
Reclassification gains from hedges of net investment in foreign operation to net income on disposition of foreign operations	—	—	—	1
(Losses) on derivatives designated as cash flow hedges	7	(15)	(72)	(66)
	8	(16)	(70)	(67)
Items that will not be reclassified to net income:
Unrealized (losses) on securities - FVTOCI, net of income taxes for the three and nine months ended Sep. 30, 2020 of $(4) million and $26 million (2019 – nil and nil)	6	(6)	31	(5)
Share of revaluation surplus on equity accounted investments	(14)	—	(231)	—
Net remeasurement (losses) on defined benefit obligations	—	—	(1)	(1)
Revaluation surplus, net of income taxes for the three and nine months ended Sep. 30, 2020 of $1 million and $(37) million (2019 – nil and nil)	(13)	—	(268)	—
	(21)	(6)	(469)	(6)
Total other comprehensive (loss) income	$408	$(313)	$(448)	$(327)

NOTE 28. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.
Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.
The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

At September 30, 2020, the partnership has commitments totaling:
•approximately $2,447 million for the development of Manhattan West in Midtown New York, Greenpoint Landing in Brooklyn, 755 Figueroa in Los Angeles and Halley Rise in Washington D.C. as well as the redevelopment of One Allen Center, Two Allen Center, and Three Allen Center in Houston;

•approximately A$1,069 million ($766 million) for the development of; 1 The Esplanade in Sydney; 405 Bourke Street in Melbourne; and Elizabeth Quay in Perth;

•approximately £16 million ($21 million) for the development of 100 Bishopsgate and Principal Place Residential in London;

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners (“BSREP”) fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of September 30, 2020, there remained approximately $170 million of uncontributed capital commitments.

In April 2016, Brookfield Asset Management announced the final close on the $9.0 billion second BSREP fund to which the partnership had committed $2.3 billion as lead investor. As of September 30, 2020, there remained approximately $770 million of uncontributed capital commitments.

In November 2017, Brookfield Asset Management announced the final close on the $2.9 billion fifth Brookfield Real Estate Finance Fund (“BREF”) to which the partnership had committed $400 million. As of September 30, 2020, there remained approximately $190 million of uncontributed capital commitments.

In September 2018, Brookfield Asset Management announced the final close on the $1.0 billion third Brookfield Fairfield U.S. Multifamily Value Add Fund (“VAMF”) to which the partnership had committed $300 million. As of September 30, 2020, there remained approximately $150 million of uncontributed capital commitments.

In January 2019, Brookfield Asset Management announced the final close on the $15.0 billion third BSREP fund to which the partnership has committed $1.0 billion. As of September 30, 2020, there remained approximately $575 million of uncontributed capital commitments.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

NOTE 29. FINANCIAL INSTRUMENTS
a)Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:
•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

There have been no material changes to the partnership’s financial risk exposure or risk management activities since December 31, 2019. Please refer to Note 35, Financial Instruments in the December 31, 2019 annual report on Form 20-F for a detailed description of the partnership’s financial risk exposure and risk management activities.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of September 30, 2020 and December 31, 2019:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2020	Interest rate caps of US$ LIBOR debt	$5,228	3.0% - 5.5%	Oct. 2020 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	2,719	1.0% - 2.6%	Oct. 2020 - Feb. 2024	(123)
	Interest rate caps of £ LIBOR debt	3,023	2.0% - 2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate caps of € EURIBOR debt	114	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	180	3.0%	Oct. 2020 - Oct. 2022	—
	Interest rate swaps of AUD BBSW/BBSY debt	416	0.8% - 1.6%	Apr. 2023 - Apr. 2024	(11)
Dec. 31, 2019	Interest rate caps of US$ LIBOR debt	$7,774	2.7% - 6.0%	May. 2020 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	2,877	1.4% -2.7%	Feb. 2020 - Feb. 2024	(57)
	Interest rate caps of £ LIBOR debt	3,096	2.0% - 2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate swaps of £ LIBOR debt	74	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	109	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	184	3.0%	Oct. 2020 - Oct. 2022	—
	Cross currency swaps of C$ LIBOR Debt	600	4.3% - 5.0%	Oct. 2021 - Mar. 2024	(95)

For the three and nine months ended September 30, 2020, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil and nil (2019 - nil and $2 million).

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of September 30, 2020 and December 31, 2019:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Sep. 30, 2020	Net investment hedges		€—	€0.87/$ - €0.88/$	Sep. 2021 - Sep. 2021	$1
	Net investment hedges		£379	£0.77/$ - £0.86/$	Dec. 2020 - Dec. 2021	23
	Net investment hedges	A$	150	A$1.37/$ - A$1.52/$	Dec. 2020 - Sep. 2021	8
	Net investment hedges	C¥	1,009	C¥6.82/$ - C¥7.22/$	Dec. 2020 - Jun. 2021	(5)
	Net investment hedges	₩	720,095	₩1,164.85/$ - ₩1,165.14/$	Dec. 2020 - Mar. 2021	(15)
	Net investment hedges		£90	£0.89/€ - £0.93/€	Apr. 2021 - Apr. 2021	—
	Cross currency swaps of C$ LIBOR debt	C$	2,400	C$0.81/$ - C$1.70/$	Oct. 2021 - Jan. 2027	(26)
Dec. 31, 2019	Net investment hedges		€245	€0.85/$ - €0.91/$	Mar. 2020 - Jul. 2020	$7
	Net investment hedges		£2,444	£0.74/$ - £0.85/$	Jan. 2020 - Sep. 2021	(247)
	Net investment hedges	A$	238	A$1.38/$ - A$1.48/$	Mar. 2020 - Mar. 2021	(5)
	Net investment hedges	C¥	962	C¥6.75/$ - C¥7.16/$	Apr. 2020 - Jun. 2021	—
	Net investment hedges	C$	355	C$1.31/$ - C$1.33/$	Jun. 2020 - Sep. 2021	—
	Net investment hedges	R$	1,582	R$4.16/$ - R$4.16/$	Jun. 2020 - Jun. 2020	(10)
	Net investment hedges	₩	720,095	₩1,149.50/$ - ₩1,174.30/$	Mar. 2020 - Mar. 2021	(7)
	Net investment hedges	Rs	—	Rs71.78/$ - Rs73.01/$	Mar. 2020 - Apr. 2020	—
	Net investment hedges		£77	£0.88/€ - £0.93/€	Jan. 2020 - Apr. 2021	—
	Cross currency swaps of C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(8)

For the three and nine months ended September 30, 2020 and 2019, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of September 30, 2020 and December 31, 2019:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2020	Interest rate caps	$6,471	3.0% - 5.0%	Oct. 2020 - Feb. 2027	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	2.7% - 6.4%	Nov. 2020 - Jun. 2030	(333)
	Interest rate swaps of US$ debt	1,994	0.8% - 5.1%	Nov. 2020 - Mar. 2024	(39)
	Interest rate swaptions	800	2.0%	Oct. 2030 - Mar. 2031	1
Dec. 31, 2019	Interest rate caps	$5,663	2.5% - 5.0%	Mar. 2020 - Nov. 2021	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	1.1% - 6.4%	Jun. 2020 - Sep. 2031	(149)
	Interest rate swaps of US$ debt	2,003	1.7% - 4.6%	Nov. 2020 - Sep. 2023	(14)

For the three and nine months ended September 30, 2020, the partnership recognized fair value gains, net of approximately $2 million and fair value losses, net of approximately $(52) million (2019 - losses of $(29) million and $(122) million), respectively, related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

b)Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

		Sep. 30, 2020		Dec. 31, 2019
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and notes receivable	Amortized cost	$256	$256	$329	$329
Other non-current assets
Securities - FVTPL	FVTPL	1,448	1,448	1,250	1,250
Derivative assets	FVTPL	17	17	10	10
Securities - FVTOCI	FVTOCI	85	85	121	121
Restricted cash	Amortized cost	150	150	154	154
Current assets
Derivative assets	FVTPL	92	92	80	80
Accounts receivable(1)	Amortized cost	875	772	514	514
Restricted cash	Amortized cost	314	314	239	239
Cash and cash equivalents	Amortized cost	1,803	1,803	1,438	1,438
Total financial assets		$5,040	$4,937	$4,135	$4,135
Financial liabilities
Debt obligations(2)	Amortized cost	$55,359	$55,616	$55,528	$56,112
Capital securities	Amortized cost	2,159	2,159	2,153	2,160
Capital securities - fund subsidiaries	FVTPL	878	878	922	922
Other non-current liabilities
Accounts payable	Amortized cost	541	541	778	778
Derivative liabilities	FVTPL	275	275	413	413
Accounts payable and other liabilities
Accounts payable and other(3)	Amortized cost	2,205	2,205	2,539	2,539
Loans and notes payable	Amortized cost	905	905	172	172
Derivative liabilities	FVTPL	353	353	289	289
Total financial liabilities		$62,675	$62,932	$62,794	$63,385
(1)Includes other receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $44 million and $4 million as of September 30, 2020 and December 31, 2019, respectively.
(2)Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $811 million and $138 million as of September 30, 2020 and December 31, 2019, respectively.
(3)Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $14 million and $2 million as of September 30, 2020 and December 31, 2019, respectively.
Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Sep. 30, 2020				Dec. 31, 2019
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Securities - FVTPL	—	45	1,403	1,448	—	—	1,250	1,250
Securities - FVTOCI	—	—	85	85	—	—	121	121
Derivative assets	—	109	—	109	—	90	—	90
Total financial assets	$—	$154	$1,488	$1,642	$—	$90	$1,371	$1,461

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$878	$878	$—	$—	$922	$922
Derivative liabilities	—	628	—	628	—	702	—	702
Loan payable	—	—	—	—	—	—	—	—
Total financial liabilities	$—	$628	$878	$1,506	$—	$702	$922	$1,624

There were no transfers between levels during the three and nine months ended September 30, 2020 and the year ended December 31, 2019.

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of September 30, 2020 and December 31, 2019:

	Sep. 30, 2020		Dec. 31, 2019
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of period	$1,371	$922	$767	$838
Acquisitions	192	—	950	—
Dispositions	(9)	—	(125)	—
Fair value gains, net and OCI	(66)	(37)	206	8
Other	—	(7)	(427)	76
Balance, end of period	$1,488	$878	$1,371	$922

NOTE 30. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million plus annual inflation adjustments. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments (“equity enhancement adjustment”).

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Base fee amount at 0.125% of current capitalization	$21	$27	$55	$73
Fee on increased market capitalization (.3125%)	16	29	30	76
Total calculated fees	37	56	85	149
Less credits:
Equity enhancement adjustment	(7)	(12)	(13)	(32)
Creditable operating payments and other adjustments	(11)	(11)	(35)	(17)
Total fee, subject to minimum adjusted for inflation	19	33	37	100
Total fee, by component:
Base fee	19	27	37	80
Equity enhancement adjustment	—	6	—	20
Total fee	$19	$33	$37	$100

In connection with the issuance of preferred equity units of the operating partnership to a third party in the fourth quarter of 2014, Brookfield Asset Management contingently agreed to acquire the seven-year and ten-year tranches of preferred equity units from the holder for the initial issuance price plus accrued and unpaid distributions and to exchange such units for preferred equity units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

During the third quarter of 2020, the partnership completed the recapitalization of the Atlantis with an investment from a Brookfield Asset Management affiliate. Refer to Note 4, Equity Accounted Investments and Note 5, Property, Plant and Equipment for further detail.

During the third quarter of 2020, the partnership issued 2,696,841 LP units at $12.00/unit, 11,302,690 LP units at $11.36/unit, and 18,715,912 Redeemable/Exchangeable Partnership Units at $12.00/unit to Brookfield Asset Management, primarily in connection with a Substantial Issuer Bid.

The following table summarizes transactions with related parties:

(US$ Millions)	Sep. 30, 2020	Dec. 31, 2019
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	(252)	(81)
Loans and notes receivable	117	102
Receivables and other assets	67	17
Deposit and promissory note from Brookfield Asset Management	(630)	—
Loans and notes payable and other liabilities	(280)	(196)
Preferred shares held by Brookfield Asset Management	(15)	(15)

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2020	2019	2020	2019
Transactions with related parties:
Commercial property revenue(1)	$8	$6	$23	$19
Management fee income	1	7	26	23
Participating loan interests (including fair value gains, net)	—	1	—	49
Interest expense on debt obligations	6	18	15	47
Interest on capital securities held by Brookfield Asset Management	—	—	—	8
General and administrative expense(2)	39	55	112	142
Construction costs(3)	144	81	372	343
Incentive fees	—	13	7	65
(1)Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.
(2)Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s investments in private funds, and administrative services.
(3)Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

NOTE 31. SUBSIDIARY PUBLIC ISSUERS
BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in BPO common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

In April 2018, the partnership formed two subsidiaries, Brookfield Property Finance ULC and Brookfield Property Preferred Equity Inc. to act as issuers of debt and preferred securities, respectively. The partnership and certain of its related entities have agreed to guarantee securities issued by these entities.

The following table provides consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, Brookfield Property Preferred Equity Inc. and the holding entities:

(US$ Millions) For the three months ended Sep. 30, 2020	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$38	$40	$—	$18	$226	$3	$1,311	$1,636
Net income attributable to unitholders(1)	(114)	142	13	—	(23)	(229)	52	(70)	(229)
For the three months ended Sep. 30, 2019
Revenue	$—	$4	$30	$—	$12	$439	$33	$1,499	$2,017
Net income attributable to unitholders(1)	235	67	(178)	—	12	474	4	(140)	474
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) For the nine months ended Sep. 30, 2020	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$112	$122	$—	$48	$612	$7	$4,072	$4,973
Net income attributable to unitholders(1)	(985)	135	(77)	—	40	(1,968)	36	851	(1,968)
For the nine months ended Sep. 30, 2019
Revenue	$—	$27	$90	$—	$31	$1,711	$311	$3,946	$6,116
Net income attributable to unitholders(1)	459	230	420	—	(20)	934	520	(1,609)	934
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Sep. 30, 2020	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$535	$304	$—	$1,422	$8,553	$188	$(7,358)	$3,644
Non-current assets	12,660	30,693	21,906	—	419	37,833	2,173	(2,837)	102,847
Assets held for sale	—	—	—	—	—	—	—	1,757	1,757
Current liabilities	—	3,395	308	—	15	6,521	1,527	2,780	14,546
Non-current liabilities	—	4,332	4,920	—	1,803	13,877	309	26,197	51,438
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	825	825
Preferred equity	699	—	—	—	—	—	—	—	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,301	—	—	—	—	13,150	15,451
Equity attributable to unitholders(1)	$11,961	$23,501	$14,681	$—	$23	$25,988	$525	$(51,390)	$25,289
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Dec. 31, 2019	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$12	$127	$—	$673	$8,436	$176	$(6,522)	$2,902
Non-current assets	14,517	11,739	23,830	—	429	29,367	2,049	26,423	108,354
Assets held for sale	—	—	—	—	—	—	—	387	387
Current liabilities	—	995	131	—	15	5,981	1,129	4,075	12,326
Non-current liabilities	—	6,173	6,744	—	1,078	2,871	519	36,857	54,242
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	140	140
Preferred equity	420	—	—	—	—	—	—	—	420
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,284	—	—	—	—	13,701	15,985
Equity attributable to unitholders(1)	$14,097	$4,583	$14,798	$—	$9	$28,951	$577	$(34,485)	$28,530
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NOTE 32. SEGMENT INFORMATION
a)Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. The partnership’s operating segments are organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. This is consistent with how the partnership presents financial information to the CODM and investors. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

b)Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”). This performance metric does not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations. Management believes that while not an IFRS measure, FFO is the most consistent metric to measure the partnership’s financial statements and for the purpose of allocating resources and assessing its performance.

The partnership defines FFO as net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

c)Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the three and nine months ended September 30, 2020 and 2019:

(US$ Millions)	Total revenue		FFO
Three months ended Sep. 30,	2020	2019	2020	2019
Core Office	$505	$520	$132	$130
Core Retail	424	431	90	169
LP Investments	705	1,064	13	65
Corporate	2	2	(101)	(103)
Total	$1,636	$2,017	$134	$261

(US$ Millions)	Total revenue		FFO
Nine months ended Sep. 30,	2020	2019	2020	2019
Core Office	$1,529	$1,591	$368	$419
Core Retail	1,238	1,173	425	497
LP Investments	2,200	3,344	51	210
Corporate	6	8	(266)	(316)
Total	$4,973	$6,116	$578	$810

The following summaries presents the detail of total revenue from the partnership’s operating segments for the three and nine months ended September 30, 2020 and 2019:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Sep. 30, 2020
Core Office	$358	$106	$—	$41	$505
Core Retail	318	76	—	30	424
LP Investments	447	65	175	18	705
Corporate	—	—	—	2	2
Total	$1,123	$247	$175	$91	$1,636

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Sep. 30, 2019
Core Office	$292	$171	$2	$55	$520
Core Retail	267	75	—	89	431
LP Investments	493	82	470	19	1,064
Corporate	—	—	—	2	2
Total	$1,052	$328	$472	$165	$2,017

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Nine months ended Sep. 30, 2020
Core Office	$1,073	$327	$5	$124	$1,529
Core Retail	887	224	—	127	1,238
LP Investments	1,361	203	586	50	2,200
Corporate	—	—	—	6	6
Total	$3,321	$754	$591	$307	$4,973

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Nine months ended Sep. 30, 2019
Core Office	$1,063	$349	$8	$171	$1,591
Core Retail	785	221	—	167	1,173
LP Investments	1,583	239	1,458	64	3,344
Corporate	—	—	—	8	8
Total	$3,431	$809	$1,466	$410	$6,116

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of September 30, 2020 and December 31, 2019:

	Total assets		Total liabilities
(US$ Millions)	Sep. 30, 2020	Dec. 31, 2019	Sep. 30, 2020	Dec. 31, 2019
Core Office	$36,168	$36,758	$17,513	$17,592
Core Retail	31,931	32,921	17,420	16,996
LP Investments	39,974	41,838	25,951	27,457
Corporate	175	126	5,925	4,663
Total	$108,248	$111,643	$66,809	$66,708

The following summary presents a reconciliation of FFO to net income for the three and nine months ended September 30, 2020 and 2019:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2020	2019	2020	2019
FFO(1)	$134	$261	$578	$810
Depreciation and amortization of real estate assets	(65)	(72)	(200)	(211)
Fair value gains, net	(156)	449	(1,269)	(273)
Share of equity accounted income - non-FFO	(75)	232	(1,233)	877
Income tax expense	(79)	(191)	(192)	(217)
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	12	(205)	348	(52)
Net (loss) income attributable to unitholders(2)	(229)	474	(1,968)	934
Non-controlling interests of others in operating subsidiaries and properties	94	396	(52)	672
Net (loss) income	$(135)	$870	$(2,020)	$1,606
(1)     FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units are presented as non-controlling interests in the consolidated statements of income.
(2)     Includes net income attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units are presented as non-controlling interests in the consolidated statements of income.

NOTE 33. SUBSEQUENT EVENTS

On November 5th, 2020, the board of directors declared a quarterly distribution on the partnership’s LP Units of $0.3325 per unit ($1.33 on an annualized basis) payable on December 31, 2020 to unitholders of record at the close of business on November 30, 2020.

In October 2020, the government of the United Kingdom announced a second national lockdown from November 5th through December 2nd in response to the ongoing COVID-19 pandemic. At this time, it is not possible to forecast with certainty the full scope of the economic impact of the regional lockdown, but the partnership does not anticipate a material impact to the business.

In October 2020, the partnership entered into definitive agreements to sell its self-storage portfolio in the U.S. and a Core Office asset in London. The transactions are expected to close in the fourth quarter of 2020.